Exhibit 12.1



               Computation of Ratio of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends
                                 (In thousands)


                                                            1999           2000            2001
                                                            ----           ----            ----
Pretax loss from continuing operations before
  equity in unconsolidated affiliates                    $(183,545)     $(315,217)      $(405,775)
                                                      ------------    ------------    -----------
Fixed charges:
Interest expense                                            64,904        122,102         136,193
Interest expense in discontinued operations                     55             22               -
Interest expense in rentals                                    754          1,045           2,299
                                                      ------------    -----------    ------------
Total fixed charges                                         65,713        123,169         138,492
                                                      ------------    -----------    ------------
Earnings before fixed charges                            $(117,832)     $(192,048)      $(267,283)
                                                      ============    ===========    ============

Pretax preferred dividend requirement                    $  16,751      $  60,688       $  38,068
Combined fixed charges and preferred dividends              82,465        183,857         176,560
Deficiency in earnings for fixed charges                  (183,545)      (315,217)       (405,775)
Deficiency in earnings for combined fixed
  charges and preferred dividends                         (200,296)      (375,905)       (443,843)
